Exhibit 99.4

Prima Biomed Limited

ACN 009 237 889

Notice issued under section 708A(12C)(e) of the Corporations Act 2001 (Cth)

Background

On 14 May 2015, Prima Biomed Limited (PRR or Company) announced that it had entered into a subscription agreement (Subscription Agreement) with Ridgeback Capital Investments L.P (Ridgeback) to issue 13,750,828 notes (Convertible Notes) pursuant to the Subscription Agreement. The terms of the Convertible Notes allow for their conversion into ordinary shares (Shares) in PRR. The issue of the Convertible Notes was subject to approval by the Company’s shareholders (Shareholder Approval) as detailed in the Notice of Meeting dated 26 June 2015, which was announced to the market on 29 June 2015 (Notice of Meeting). Shareholder Approval was obtained at the general meeting of members held on 31 July 2015.

The company is in ongoing confidential discussions with third parties in relation to business development opportunities for non-core assets and will update the market if any binding agreement is reached with these third parties.

The Subscription Agreement (as amended on 27 May 2015) also included provision for:

•	the subscription by Ridgeback for 100,206,500 Shares in the Company (Subscription Shares);

•	the issue by the Company of certain Warrants to Ridgeback; and

•	the issue of the placement shares (Placement Shares) depending upon any dilution of Ridgeback as a result of the PRR share purchase plan (SPP) which closed on 24 July 2015. The number of Placement Shares that will be issued (prior to the issue of the Convertible Notes) is 12,136,750.

In this Cleansing Notice the Convertible Notes, the Subscription Shares and the Warrants are collectively referred to as the Further Securities.

In return for the issue of the Convertible Notes, Ridgeback will pay PRR a total subscription amount of A$13,750,828.

The terms of the Convertible Notes are described in the attached Schedule.

The Convertible Notes will be issued without disclosure to investors under Part 6D.2 of the Corporations Act 2001 (Cth) (Act) as Ridgeback is an exempt investor pursuant to Part 6D.2.

PRR issues this notice (Cleansing Notice) under section 708A(12C)(e) of the Act (as inserted by ASIC Class Order CO [10/322] On-sale for Convertible Notes issued to wholesale investors) (Class Order) to enable any ordinary shares in the capital of PRR (PRR Shares) issued on the conversion of the Convertible Notes (Conversion) to be on-sold to retail investors without further disclosure.

1.	Contents of this Cleansing Notice

This Cleansing Notice sets out the following information:

(a)	in relation to the Convertible Notes:

(i)	the effect that the issue of the Convertible Notes and the issue of the PRR Shares on the conversion of Convertible Notes have on PRR; and

(ii)	a summary of the rights and liabilities attaching to the Convertible Notes and the PRR Shares;

(b)	information about the offer of the Convertible Notes that:

(i)	has been excluded from a continuous disclosure notice in accordance with the ASX Listing Rules (Listing Rules); and

(ii)	investors and their professional advisors would reasonably require for the purpose of making an informed assessment of:

(A)	the assets and liabilities, financial position and performance, profits and losses and prospects of PRR; and

(B)	the rights and liabilities attached to the Convertible Notes and the PRR Shares,

but only to the extent to which it is reasonable for investors and their professional advisers to expect to find that information in this Cleansing Notice, and

(c)	other additional information including content relating to PRR’s status as a disclosing entity which is required under the Class Order.

2.	Offer of the Convertible Notes

2.1	No Offer

No offer or invitation is made pursuant to this Cleansing Notice for any person to subscribe for or apply to acquire any Convertible Notes or PRR Shares (other than in connection with the issue of the Convertible Notes to Ridgeback).

2.2	Summary of the Convertible Note Agreement

The Convertible Notes have been issued pursuant to the terms of the Subscription Agreement. Details of the key terms of the Convertible Notes (including the various undertakings and representations provided by PRR) are set out in the Schedule to this Cleansing Notice.

As outlined above, Ridgeback will pay a total subscription price of A$13,750,828 for the Convertible Notes (on the issue to Ridgeback by the Company of the Convertible Notes), which will occur on or around 4 August 2015.

PRR intends to use the funds raised upon the issue of the Convertible Notes to commence two new clinical trials of IMP321 as outlined below and for general working capital purposes:

•	A Phase IIb chemo-immunotherapy trial of IMP321 in combination with paclitaxel to treat metastatic breast cancer in patients not eligible to receive trastuzumab (Herceptin®)

•	A Phase I trial of IMP321 in combination with an immune checkpoint inhibitor.

The Company also intends to use the funds raised to progress the research and development programs for IMP321 and LAG-3 in Prima’s Paris laboratory.

Further details of the Subscription Agreement and the arrangements with Ridgeback are set out in PRR’s notice of general meeting dated 26 June 2015 (and available from the Company’s website and www.asx.com.au).

3.	Convertible Note

3.1	Effect of the issue of Convertible Notes on PRR

The issue of the Convertible Notes will result in:

(a)	an increase in the cash held by PRR by the amount of A$13,750,828 before fees and expenses of the issue; and

(b)	the indebtedness of PRR to Ridgeback in an amount of A$13,750,828 plus accrued interest (described below).

3.2	Rights and liabilities of the Convertible Note

The terms of the Convertible Notes are contained in the Schedule to this Cleansing Notice.

3.3	Effect on Capital Structure

The capital structure of PRR will be affected by any conversion of the Convertible Notes which will result in additional PRR Shares being issued. At that time, PRR’s debt position will correspondingly decrease.

The number of PRR Shares issued on any conversion of the Convertible Notes will be calculated by dividing the aggregate of the repayment amount of the Notes being converted, plus any accrued interest (and any default interest if any) which is due and payable on the conversion date, (Aggregate Repayment Amount) by the conversion price per Note (namely $0.02 per Share, subject to adjustments in accordance with the Convertible Note terms) (Conversion Price).

The Shareholder Approval was for the ratification and approval of the issue by the Company of the Subscription Shares and approval for the Company to issue to Ridgeback the Warrants, 13,750,828 Convertible Notes, the Placement Shares and the issue of the ordinary shares upon any exercise of the Warrants and conversion of any of the Convertible Notes. The Shareholder Approval was obtained for the purposes of section 611 (item 7) of the Corporations Act and for all other purposes.

3.4	Effect of Conversion on Ridgeback’s relevant interest

The relevant interest (as defined in the Corporations Act 2001) in the Company of Ridgeback as at the date the Convertible Notes will be issued will be 5.13%(through custodian entities) prior to the issue of Further Securities and Placement Shares to Ridgeback.

•	Relevant interest calculated on basis of Convertible Notes being converted

After allowing for (i) the issue of the Subscription Shares; (ii) the issue of new shares pursuant to the SPP (with a raising of $10 million); (iii) the issue of 12,136,750 Placement Shares (iv) assuming that the Warrants are not exercised and (v) no further Shares are otherwise issued prior to the conversion of the Convertible Notes, the conversion of the Convertible Notes as at the date of the Cleansing Notice and assuming they are fully converted at 2 cents, would result in the issue of 687,541,400 Shares, which would be equivalent to an issue of 35% of the Share capital of the Company (as at the date of the Cleansing Notice).

•	Aggregate interest calculated on basis of all Further Securities (including Convertible Notes) are exercised / converted

Furthermore, under the Subscription Agreement (subject to the conditions precedent) the Company is to issue to Ridgeback all of the Further Securities (which includes the Convertible Notes) and the Placement Shares. After allowing for the issue of 12,136,750 Placement Shares and 200,000,000 Shares under the SPP (with a capital raising of $10 million), assuming that:

(a)	Ridgeback converts all of the Convertible Notes and exercises all of the Warrants for cash without selling down any of its holdings; and

(b)	the Company does not issue any other Shares prior to the full conversion and exercise of the Convertible Notes and Warrants (other than the above),

the issue of the Further Securities (which includes the Convertible Notes) and Placement Shares to Ridgeback and the exercise and conversion of all of those Further Securities by Ridgeback, would give Ridgeback when added with the Subscription Shares, a total relevant interest in approximately 39% of the total issued share capital of the Company.

The conversion of all of the Convertible Notes alone as at the date of this Cleansing Notice is equivalent to approximately 30.17% of the total issued share capital of the Company.

4.	Rights and liabilities of the PRR Shares

This section provides a summary of the rights attaching to the PRR Shares and is not to be taken as to be exhaustive or to constitute a definitive statement of the rights and liabilities of shareholders of PRR (PRR Shareholders).

The full terms of the rights and liabilities attaching to the PRR Shares is contained in the PRR Constitution (a copy of the Constitution is available from PRR on request free of charge). The rights and liabilities attaching to PRR Shares can involve complex questions of law arising from an interaction of PRR’s constitution with statutory and common law requirements.

For a PRR Shareholder to obtain a definitive assessment of the rights and liabilities which attach to PRR Shares in specific circumstances, the PRR Shareholder should seek their own legal advice.

(a)	General Meetings and Notice

Each PRR Shareholder is entitled to receive notice of all general meetings of the Company and to receive all notices, accounts and other documents required to be sent to PRR Shareholders under the Constitution, the Corporations Act or the Listing Rules. PRR Shareholders are entitled to be present in person, or by proxy, attorney or representative to attend and vote at general meetings of the Company.

PRR Shareholders may requisition meetings in accordance with Section 249D of the Corporations Act.

(b)	Voting Rights

Subject to any rights or restrictions for the time being attached to any class or classes of PRR Shares, at general meetings of PRR Shareholders or classes of PRR Shareholders:

(i)	each PRR Shareholder entitled to vote may vote in person or by proxy, attorney or representative;

(ii)	on a show of hands, every person present who is a PRR Shareholder or a proxy, attorney or representative of a PRR Shareholder entitled to vote has one vote; and

(iii)	on a poll, every person present who is a PRR Shareholder or a proxy, attorney or representative of a PRR Shareholder entitled to vote shall, in respect of each fully paid Share held by him or her, or in respect of which he or she is appointed a proxy, attorney or representative, have one vote for every fully paid Share, but in respect of partly paid PRR Shares shall have a fraction of a vote equal to the proportion that the amount paid bears to the issue price of the PRR Shares.

(c)	Dividend Rights

While there is no guarantee of any dividends or distributions by the Company, the Directors may from time to time declare dividends in compliance with the Corporations Act.

Subject to the rights of persons entitled to PRR Shares with special rights as to dividends (at present there are none), all dividends are paid in the proportion that the amounts paid on those PRR Shares bear to the issue price of the PRR Shares.

(d)	Winding Up

If the Company is wound up, the liquidator may, with the authority of a special resolution, divide among the PRR Shareholders in kind the whole or any part of the property of the Company, and may for that purpose set such value as he or she considers fair upon any property to be so divided, and may determine how the division is to be carried out as between the PRR Shareholders or different classes of PRR Shareholders.

(e)	Transfer of PRR Shares

PRR Shares in the Company are freely transferable, subject to formal requirements, and so long as the registration of the transfer does not result in a contravention of or failure to observe the provisions of a law of Australia and the transfer is not in breach of the Corporations Act or the Listing Rules.

(f)	Variation of Rights

The Company may, subject to the Corporations Act and with the sanction of a special resolution passed at a meeting of PRR Shareholders, or with the written consent of the majority of Shareholders in the affected class, vary or abrogate the rights attaching to PRR Shares.

5.	Continuous disclosure obligations

5.1	Continuous disclosure

PRR is a “disclosing entity” for the purposes of section 111AC of the Act. As such, it is subject to regular reporting and disclosure obligations. Copies of documents lodged with ASIC in relation to PRR may be obtained from or inspected at an ASIC office.

PRR is also required to disclose to ASX any information of which it is, or becomes, aware concerning it and which a reasonable person would expect to have a material effect on the price or value of securities of PRR.

PRR will provide a copy of each of the following documents, free of charge, to any person who asks for it:

(a)	the annual financial report for the financial year ended 30 June 2014, being the annual financial report most recently lodged with ASIC by PRR;

(b)	the half-year financial report lodged with ASIC by PRR after lodgement of the annual financial report referred to in paragraph (a) above and before the lodgement of this Cleansing Notice with ASX, and

(c)	any continuous disclosure notices given by PRR after the lodgement of the annual financial report referred to in paragraph (a) above and before the lodgement of this Cleansing Notice with ASX.

Upon request, the Company will provide you with a copy of all documents used to notify the ASX of information relating to the Company (under the provisions of the Listing Rules) from 27 August 2014, being the date of lodgement of the Company’s annual financial report for the year ending 30 June 2014, to the date of lodgement of this Cleansing Notice, free of charge.

5.2	No further information to disclose

Aside from the information contained in this Cleansing Notice (and in particular the Background section of this Notice) and documents previously lodged by PRR with the ASX pursuant to its continuous disclosure obligations, there is no additional information about the issue of the Convertible Notes that:

(a)	has been excluded from a continuous disclosure notice in accordance with the Listing Rules; and

(b)	is information that investors and their professional advisers would reasonably require for the purpose of making an informed assessment of:

(i)	the assets and liabilities, financial position and performance, profits and losses and prospects of PRR; and

(ii)	the rights and liabilities attaching to the Convertible Notes or PRR Shares.

that it would be reasonable for investors and their professional advisers to expect to find in this Cleansing Notice

6.	No Responsibility

Neither ASX, ASIC nor any of their respective officers take responsibility for the contents of this Cleansing Notice.

SCHEDULE

Summary - Convertible Note Terms

Term	Description

1. Notes	unsecured, non-cumulative, non-redeemable notes (not to be quoted on the ASX) convertible into fully paid ordinary shares in the capital of the Company (Shares)

2. Issue of Notes	Ridgeback agrees to subscribe for 13,750,828 Notes, each with a face value of A$1.00.

3. Maturity Date	10 years from the Issue Date.

4. Ranking	At least equal with all present and future unsubordinated and unsecured debt obligations of the Company.

5. Issue Date	Two Business Days following the satisfaction or waiver of all the Conditions Precedent of the Subscription Agreement (as referred to in Section 4.1 above)(Completion Date).

6. Subscription Amount	Ridgeback will subscribe for Notes with an aggregate face value of AUD13,750,828 (Subscription Amount), payable on the Completion Date. Ridgeback’s obligation to subscribe for the Notes and the Company’s obligation to issue the Notes is dependent on, and will not proceed unless and until, the Conditions Precedent of the Subscription Agreement are met or waived by 31 July 2015.

7. Interest Rate	Simple interest at the rate of three percent (3%) per annum is to payable in arrears on the End Date (Accrued Interest), being the earlier of the Maturity Date and the Repayment Date. If an amount due under the Note terms is not paid when due, the annual interest rate increases to six percent (6%) (Default Interest) until the unpaid amount is paid.

8. Withholdings	If the Company is required by law to withhold or deduct from any amount payable to Ridgeback, the Company will pay such additional amounts to Ridgeback as are necessary to ensure that Ridgeback receives, in total, an amount equal to the amount that it would have received if no such withholding or deduction had been required

9. Conversion	Ridgeback may require Conversion of the Notes (in amounts of a face value of at least $250,000) by written notice (Conversion Notice) given at least 3 months after the Issue Date and at least 15 Business Days prior to the Maturity Date, unless a Change of Control Event, Delisting Event or Event of Default has occurred, in which case Ridgeback may require Conversion of all (but not some only) of the Notes, by written notice no later than 15 Business Days after the date of the notice for the occurrence of that event. Conversion is to take place 2 Business Days after service of a Conversion Notice by Ridgeback.

10. Repayment

5 Business Days after the Maturity Date, for all (but not some only) of the Notes which have not been Converted. If a Change of Control Event, Delisting Event or Event of Default has occurred, Ridgeback may require immediate Repayment of some or all of the Notes, in each case, by written notice no later than 20 Business Days after the date of the notice for the occurrence of that event. The amount required to be paid is the Face value of the Notes not yet Converted (Repayment Amount) plus the Accrued Interest which becomes due and payable on the End Date, plus any accrued and unpaid Default Interest.

The Repayment Date is the earlier of :

(i) 5 Business Days after the Maturity Date, and

(ii) no later than 20 Business Days after notice by Ridgeback where repayment is required by Ridgeback because of the occurrence of a Change of Control Event, Delisting Event or Event of Default

11. Shares on Conversion

(a) On Conversion the Company is to redeem the Notes for an amount equal to the Repayment Amount (the face value of the Notes being converted) and apply the entire amount (together with interest) as a subscription for Shares as described in (b) following

(b) the Notes are to convert into following number of Shares (rounded up for a fraction of a Share) in accordance with the following formula:

Number of Ordinary Shares = ARA / Conversion Price

Where:

	ARA	means the aggregate of the Repayment Amount of the Notes being converted, plus any Accrued Interest and Default Interest (if any) which is due and payable on the Conversion Date.

	Conversion Price	$0.02 (2 cents) per Note, which may be subsequently adjusted (see below).

12. Adjustments to Conversion Price for rights issues or bonus issues

(a) Subject to paragraphs (b) and (c) below, if the Company makes a rights issue or bonus issue (in either case being a pro rata issue) of Ordinary Shares to holders of Ordinary Shares generally, the Conversion Price will be adjusted immediately using the following formula

	CP = Cpo x 1/P x	(RD x P) + (RN x A)
(RD + RN)

where:

CP means the Conversion Price applying immediately after the application of this formula;

Cpo means the Conversion Price applying immediately before the application of this formula;

P means the VWAP during the period from the first Business Day after the announcement of the rights or bonus issue up to the last Business Day of trading cum rights or bonus issue (or if there is no period of cum rights or bonus issue trading, an amount reasonably determined by the Directors and agreed by Ridgeback as representing the value of an Ordinary Share cum the rights or bonus issue);

RD means the number of Ordinary Shares on issue immediately before the issue of new Ordinary Shares under the rights or bonus issue;

RN means the number of Ordinary Shares issued under the rights or bonus issue; and

A means the subscription price per Ordinary Share for a rights issue (and is zero in the case of a bonus issue).

(b) No adjustment to the Conversion Price will occur if A exceeds P

(c) paragraph 11(a) does not apply to Ordinary Shares issued as part of a bonus share plan, share top up plan, share purchase plan, dividend reinvestment plan, an employee or executive share plan or executive option plan

(d)    For the purpose of this paragraph 12, an issue will be regarded as a pro rata issue notwithstanding that the Company does not make offers to some or all holders of Ordinary Shares with registered addresses outside Australia

13. Adjustments to Conversion Price for off market buy-backs

(a) Subject to paragraph (b), if the Company undertakes an off market buy-back under a buy-back scheme which but for any applicable restrictions on transfer would be generally available to holders of Ordinary Shares (or otherwise cancels Ordinary Shares for consideration), the Conversion Price will be adjusted immediately using the following formula

	CP = Cpo x 1/P x	(BD x P) – (BN x A)
(BD – BN)

where:

CP means the Conversion Price applying immediately after the application of this formula;

Cpo means the Conversion Price applying immediately before the application of this formula;

P means the VWAP during the 20 Business Days before the announcement to ASX of the buy-back (or cancellation);

BD means the number of Ordinary Shares on issue immediately before the buy-back (or cancellation);

BN means the number of Ordinary Shares bought back (or cancelled); and

A means the buy-back (or cancellation) price per Ordinary Share.

(b) No adjustment to the Conversion Price will occur if P exceeds A.

14. Adjustment to Conversion Price for issues at less than current market price

If the Company issues (otherwise than as mentioned in paragraphs 12 above or 15 below or in the case of a rights issue) wholly for cash, non-cash consideration or for no consideration, a number of Ordinary Shares (excluding Ordinary Shares issued on conversion of the Notes or on the exercise of any rights of conversion into, or exchange or subscription for or purchase of, Ordinary Shares) during any 12 month period amounting to in excess of 5 per cent of the Company’s issued capital on issue as at the date of announcement of that issue, at a price per Ordinary Share which is less than 95 per cent of the VWAP during the 5 Business Days immediately preceding the date of the first public announcement of the terms of such issue or grant, the Conversion Price will be adjusted immediately using the following formula:

	CP = Cpo x 1/P x	(RD x P) + (RN x A)
(RD + RN)

where:

CP means the Conversion Price applying immediately after the application of this formula;

Cpo means the Conversion Price applying immediately before the application of this formula;

P means the VWAP during the 5 consecutive Business Days up to the announcement of the terms of such issue or grant to ASX;

RD means the number of Ordinary Shares on issue immediately before the issue of new Ordinary Shares under such issue or grant;

RN means the number of Ordinary Shares issued at a price per Ordinary Share which is less than 95 per cent of the VWAP during the 5 Business Days immediately preceding the date of the first public announcement of the terms of such issue or grant; and

A means the subscription price per Ordinary Share for the issue (or, in the case of Ordinary Shares issued for non-cash consideration, the attributable issue price per Ordinary Share).

15. Adjustment to Conversion Price for issues under a share purchase plan or dividend reinvestment plan at a discount

If and whenever the Company issues new Ordinary Shares under a share purchase plan or dividend reinvestment plan where the pricing of new Ordinary Shares under that plan is less than 95 per cent of the VWAP during the 5 Business Days immediately preceding the date of the first public announcement of the terms of such issue or grant, the Conversion Price will be adjusted immediately using the following formula:

	CP = Cpo x	RD + ((1-D) x RN)
(RD + RN)

where:

CP means the Conversion Price applying immediately after the application of this formula;

Cpo means the Conversion Price applying immediately before the application of this formula;

RD means the number of Ordinary Shares on issue immediately before the issue of new Ordinary Shares under the share purchase plan or dividend reinvestment plan;

RN means the number of Ordinary Shares issued under the plan; and

D means the discount to the VWAP at which new Ordinary Shares are issued under the plan.

16. Adjustment to Conversion Price for return of capital or dividend

If the Company makes a pro rata return of capital to holders of Ordinary Shares without cancellation of any Ordinary Shares or pays a dividend to holders of Ordinary Shares, the Conversion Price will be adjusted under the following formula:

	CP = Cpo x	P – C
P

where:

CP means the Conversion Price applying immediately after the application of this formula;

Cpo means the Conversion Price applying immediately before the application of this formula;

P means the VWAP during the period from (and including) the first Business Day after the announcement to ASX of the return of capital or dividend up to and including the last Business Day of trading cum the return of capital or dividend (or if there is no period of cum return of capital or dividend trading, an amount reasonably determined by the Directors and agreed by Ridgeback as representing the value of an Ordinary Share cum the return of capital or dividend); and

C means with respect to a return of capital or dividend, the amount of the cash and/or the value (as reasonably determined by the Directors) of any other property distributed to holders of Ordinary Shares per Ordinary Share (or such lesser amount such that the difference between P and C is greater than zero).

17. Other adjustments to Conversion Price

Where the Ordinary Shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities where the effect of any of the adjustment provisions set out in paragraphs 12 to 16 is not appropriate in any particular circumstances, the Conversion Price shall be adjusted by the Company as it reasonably considers appropriate, having first obtained a letter from an independent organisation which states that it considers the adjustment appropriate in all the circumstances. No adjustment is to be made where the Company adjusts or changes its ratio of ADS to Ordinary Shares for the purposes of trading ADRs on NASDAQ.

18. Negative Pledges

So long as not less than $1,000,000 (or, in the case of paragraphs 18(d) and 18(j), not less than $2,000,000) of the aggregate principal amount of the Notes remain outstanding, the Company will not, without the prior written consent of Ridgeback:

(a) incur any Financial Indebtedness, in excess of that existing at the Issue Date, for borrowed money aggregating more than $2,000,000; or

(b) create upon the whole or any part of its present or future property or assets, any Security Interest to secure any Financial Indebtedness or to secure any guarantee of or indemnity in respect of any Financial Indebtedness;

(c) become subject to an Insolvency Event;

(d) sell, lease, transfer, exchange, exclusively license, or otherwise dispose, in a single transaction or series of related transactions, of assets (other than in the ordinary course of business) resulting in a change with an aggregate value (including any prior transactions) of more than 15% of the Company’s consolidated total assets or equity interests;

(e) sell or otherwise dispose of a material Subsidiary

(f) pay, make or declare any dividend or other distribution other than by a Subsidiary of the Company to another Subsidiary or to the Company

(g) cease to carry on, or suspend operation of its, business

(h) take any action which constitutes or results in any material and significant alteration to the nature of its business;

(i) enter into any arrangement or agreement with a Related Party except on terms which are no less favourable to it than arm’s length terms or otherwise are approved by the Company’s shareholders;

(j) enter into any transaction or series of related transactions including, without limitation, any share acquisition, reorganization, merger or consolidation (but excluding any issuance or sale by the Company of shares solely for capital raising purposes) in which the Company is a constituent party, except any such merger or consolidation involving the Company or a Subsidiary in which the shares of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the issued capital of

(1) the surviving or resulting corporation; or

(2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation, provided that, for the purpose of this paragraph 18(j), all Shares issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of convertible securities outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding Shares are converted or exchanged.

19. Events of Default

Each of the following is an Event of Default:

(a) the Company fails to pay any amount payable by it under any Note within 5 Business Days after its due date;

(b) the Company fails to issue Shares on Conversion in accordance with these Terms within 2 Business Days after the due date for that issue.;

(c) the Company fails to comply with any of its other material obligations under the Terms and such failure remains remedied for a period of 10 Business Days after the Company has received written notice in respect of the failure

(d) any Financial Indebtedness of the Company greater than $2,000,000 (or its equivalent in any other currencies) becomes due and payable before its stated maturity due to the occurrence of a default event

(e) an Insolvency Event occurs in respect of the Company or a material Subsidiary of the Company

(f) all or any material rights or obligations of the Company or Ridgeback under these Terms are terminated or are or become void, illegal, invalid, unenforceable or of limited force and effect; and

(g) it is, at any time unlawful for the Company to perform any of its payment obligations under the Notes.

20. Issue of Additional Securities	Subject to Paragraph 18, the Company may from time to time without the consent of Ridgeback create and issue further Notes, any class of share capital or other equity or debt securities and create, issue, secure or guarantee any indebtedness upon such terms, including as to return of contribution or repayment in a Winding Up, as the Company may think fit (whether ranking ahead, behind or equally with the Claims of Ridgeback) but while any Notes are on issue, may not issue further debt securities convertible into Ordinary Shares which would rank ahead of the Notes or which would rank equally with the Notes where the holders of those securities would have the benefit of a Security Interest.

21. Voting Rights	Ridgeback may attend, but not vote, at meetings of members of the Company unless otherwise provided for by the ASX Listing Rules or the Corporations Act.

22. Participation in New Issues	The Notes confer no rights to subscribe for new securities in the Company. The Company is free to issue further Notes or other securities (and to buy back or otherwise acquire Notes or other securities) without further reference to Ridgeback (except as otherwise stated or agreed)

23. GST	Unless otherwise expressly stated, all consideration to be provided under any provision of the Note Terms is exclusive of GST. If GST is payable by a party (Supplier) (or the representative member of a GST Group to which the Supplier belongs) on a supply that it makes under or in connection with the Note Terms, the party that is required to provide consideration for that supply (Recipient) must pay to the Supplier an additional amount equal to that GST (GST Amount). The Recipient must pay the GST Amount at the same time as the consideration to which it is referable